MAIL STOP 3561

June 28, 2006

Mr. David Chin
President
US Biodefense, Inc.
13674 E. Valley Blvd.
City of Industry, CA 91746

> **Re: US Biodefense, Inc.**
> **Form 10-KSB**
> **Filed February 24, 2006**
> **File No. 000-31431**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB

Item 1 – Business, page 3

1. We note your disclosure of various agreements that appear to be material to your business. Please file each agreement as a material contract exhibit in accordance with Item 601 of Regulation S-B, or tell us why you believe that the agreements are not required to be filed.

Item 6 – Management's Discussion and Analysis, page 12

2. Please revise your disclosure for each period to describe and quantify underlying material activities that generate income statement variances between periods (e.g. it is unclear why research and development expenses increased significantly). Refer to Item 303(b) of Regulation S-B.

Consolidated Statement of Operations, page 17

3. Based on the information disclosed on page 13, it appears you had revenue generating transactions between related parties. Please revise to present the dollar amount of related party transactions on the face of the income statement for each period presented. Also, revise your footnote disclosure to provide the information required by paragraph 2 of SFAS 57 for all material related party transactions.

Consolidated Statements of Cash Flows, page 20

4. Please revise to present notes payable as a financing activity and to include all non-cash transactions as required by paragraph 32 of SFAS 95. We note that marketable securities of $150,000 were recorded at December 31, 2005, yet there is no disclosure in the cash flow statement regarding how these investments were acquired.

Notes to Financial Statements, page 21

General

5. We note you held $150,000 in available-for-sale securities at November 30, 2005. Please revise your footnote disclosures to include the information required by paragraphs 19-21 of SFAS 115, including the consideration paid to obtain the securities, the fair value of the securities upon acquisition and the method used to determine the fair value upon acquisition and at November 30, 2005.

6. We note you capitalized $20,000 in licenses during the year ended November 30, 2005. Please revise to disclose the facts and circumstances of the licenses capitalized, including the amount and form of consideration paid, basis for capitalization and amortization period.

Note 1 – Background and Summary of Significant Accounting Policies, page 21

7. We note that your disclosure regarding the basis of presentation incorrectly states that the financial statements are for an unaudited interim period, and therefore

would not be required to include all of the disclosures required under generally accepted accounting principles. Please revise your disclosures accordingly.

8. Please revise your revenue recognition policy disclosure to elaborate upon how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). Describe each material source of revenue during the financial statement periods, how your revenue recognition policy complies with each of the criteria of SAB 104, the reasons why deferred revenue is recorded and the period over which such revenue is expected to be recorded.

9. Please revise your disclosure to include the percentage of revenue attributable to each customer comprising more than 10% of total revenue as required by paragraph 39 of SFAS 131.

Item 8A – Controls and Procedures, page 25

10. We note your disclosure that your disclosure controls and procedures are ineffective. Please revise to disclose the material weaknesses identified that resulted in your conclusion as well as when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Also, disclose the specific steps that the company has taken, if any, to remediate the material weaknesses. Further, please note that the evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.

11. Please revise your disclosure to provide the information required by Item 308(c) of Regulation S-B.

Form 10-QSB for the Period Ended February 28, 2006

12. Please amend the filing, as necessary, after considering the comments above with respect to the Form 10-KSB for the year ended November 30, 2005.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies